NEWS RELEASE

EMX, Gold Line Resources and Agnico Eagle Execute Acquisition and Royalty Agreement for the Oijärvi and Solvik Gold Projects

Vancouver, British Columbia, March 22, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of a definitive agreement (the "Agreement") with Gold Line Resources Ltd. (TSX-V: GLDL; "Gold Line") and Agnico Eagle Mines Limited. (NYSE and TSX: AEM; "Agnico"), by which Gold Line will acquire Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden (collectively, the "Projects") for an aggregate purchase price of US$10 million comprised of cash and shares of each of Gold Line and EMX (see Figure 1). Agnico will retain a 2% net smelter return ("NSR") royalty on the Projects, 1% (half) of which may be purchased at any time by EMX for US$1 million.

As a result of the Agreement, Agnico will become a shareholder of EMX and Gold Line, and EMX will increase its equity holdings in Gold Line and receive staged cash payments from Gold Line.

Both Projects contain drill defined gold mineralization, and a historical resource was reported by Agnico for the Kylmäkangas prospect on the Oijärvi property. Historical inferred mineral resource estimates for Kylmäkangas first appeared in Agnico's public disclosures in 2010 and were updated in 2013 to 1.89 million tonnes (Mt) grading 4.11 grams per tonne (g/t) gold (Au) for 250,000 oz Au contained and 31.11 g/t silver (Ag) for 1,896,000 oz Ag contained1. The Kylmäkangas mineralization remains open at depth and along strike, and excellent upside discovery potential is envisioned for both Projects.

The Agreement will result in an important enhancement of Gold Line's Nordic gold portfolio, and a corresponding increased value for EMX as a strategic shareholder in Gold Line. EMX will also gain additional royalty exposure in two emerging gold belts in the Nordic region. This serves as another example of EMX's execution of its royalty generation business model, strategic investment initiatives and creative commercial approaches.

Commercial Terms Overview. Gold Line will acquire 100% interests in the Projects from Agnico for staged payments over three years totaling US$7 million in cash, US$1.5 million in shares of Gold Line and US$1.5 million in shares of EMX. Agnico will retain a 2% NSR royalty on the Projects, 1% (half) of which may be purchased at any time by EMX for US$1 million. EMX will receive additional share and cash payments from Gold Line as reimbursement for the US$1.5 million of EMX shares issued to Agnico over the course of the Agreement.

1 See Agnico News Release dated February 13, 2013: Agnico-Eagle Reports Fourth Quarter and Full Year 2012 Results; Record Annual Production and Operating Cash Flows; Provides Three Year Production Guidance and Reserve and Resource Update; also unpublished Agnico Eagle - Kylmäkangas Au-Ag Mineralization Prospectus Report, effective date July 15, 2019. Note: a qualified person has not done sufficient work to classify the historical resource estimate as a current mineral resource, and EMX is not treating the historical estimate as a current mineral resource. Significant data compilation, re-drilling, re-sampling and data verification may be required by a qualified person before the historical estimate can be classified as a current mineral resource. The historical resource estimate is presented only for the purpose of describing the extent of gold mineralization and to outline the exploration potential. This historical resource estimate should not be relied upon until verified.

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Closing of the Agreement is subject to the approval of the TSX Venture Exchange for Gold Line and EMX. See Gold Line's News Release dated March 22, 2021 for further transaction details.

Oijärvi Gold Project. The Oijärvi Gold Project is a 1,641 hectare advanced exploration project located approximately 350 kilometers (km) south of Agnico's Kittila Mine and 85 km east of the city of Kemi, Finland. The project is located within an Archean-age greenstone belt (known as the Oijärvi Greenstone Belt), similar to those found elsewhere in Finland and in the Canadian Shield. The project contains several zones of gold mineralization highlighted by the drill-defined Kylmäkangas deposit, with its historical inferred mineral resource. The Kylmäkangas zone remains open at depth and along strike towards the southwest and northeast, and there is evidence of other parallel gold mineralized trends elsewhere on the project.

To date, a total of 292 core holes have been drilled across the project area (total of 51,854 meters). Several holes have intersected high grade intervals, including 22.6 g/t Au and 126.3 g/t Ag over 11.0 meters starting at 102.5 meters depth in historical drill hole R658 (approximate true width)2. The mineralization is typical of orogenic gold systems and is developed in, and around, shear zones with mafic and felsic intrusive rocks. Sediment-hosted gold mineralization has also been intersected in reconnaissance drilling peripheral to Kylmäkangas, but has yet to be followed up.

Notably, reconnaissance drilling 1.8 km to the southwest of the Kylmäkangas deposit also intersected gold mineralization in the same stratigraphic position as Kylmäkangas with little to no drilling in between.

Solvik Gold Project. The Solvik Gold Project is a 9,240 hectare advanced exploration project located approximately 16 km south from the past producing Harnäs gold mine in southwestern Sweden. Gold mineralization at Solvik occurs in swarms of quartz veins and breccias developed along deformation zones and in quartz-sericite altered host rocks. Deformation zones mapped and documented by Agnico's work at Solvik total over 55 km in cumulative strike length, which represents considerable upside exploration potential.

A total of 43 core holes have been drilled to date across multiple target areas within the project for a total of 8,364 m. Several holes intersected gold mineralization, including intercepts of 2.50 g/t Au over 19.4 meters starting at 176 meters depth and 2.71 g/t Au over 8.5 meters starting at 47.3 meters (approximate true widths) (Ibid2). Additional drilling will be needed to define mineral resources in the target areas, but multiple drill defined zones of mineralization have been documented thus far. There was little to no modern exploration conducted in the area prior to Agnico's exploration work in 2011 and the project area remains underexplored.

EMX congratulates partner Gold Line on completion of this transaction and looks forward to contributing in advancing the Projects with Gold Line in a technical advisory role.

Comments on Historical Drill Results, Resource Estimates and Nearby Mines and Deposits. EMX has not performed sufficient work to verify the Projects' historical drill results and historical resource estimates, but considers this information as reliable and relevant based upon independent field assessment, including inspection and resampling of historical drill core. Agnico's Kylmäkangas Au-Ag historical resource estimate was based upon: angle core drilling and fire assaying of half-core samples, a 3D model of the geologic controls (e.g., shear-hosted steeply dipping quartz veining and brecciation) to the Au-Ag mineralization based upon reconciled interpretations on section and plan, inverse distance squared interpolation with controls to assay outliers that included grade capping, and reporting based upon a 2 g/t cutoff grade.

2 The historical drilling was reported by Agnico. EMX has not done sufficient work to verify these drill results but believes the drill results to be reliable and relevant.

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The nearby mines and deposits discussed in this news release provide context for the Projects, which occur in a similar geologic setting, but this is not necessarily indicative that the Projects host similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and the General Manager, Exploration of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metal royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Figure 1. Locations of the Oijärvi and Solvik gold projects and existing Gold Line properties.

N
1,000 km
Oijärvi
Original
Gold Line
Projects
(EMX Royalty Properties)
FINLAND
SWEDEN
Helsinki
Solvik
Stockholm

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com